EX 99.28(d)(21)(iii)

Amendment to JNL Series Trust

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and ClearBridge Investments, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and ClearBridge Investments, LLC, a limited liability company organized in the State of Delaware and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 19th day of September, 2016, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Parties have agreed to amend the sub-advisory fees as set forth on Schedule B to the Agreement to reflect fee reductions for the JNL Multi-Manager Mid Cap Fund and the JNL/ClearBridge Large Cap Growth Fund, effective September 1, 2018.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated September 1, 2018, attached hereto.

2.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3.	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective as of September 1, 2018.

Jackson National Asset Management, LLC		ClearBridge Investments, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Cynthia K. List
Name:	Mark D. Nerud	Name:	Cynthia K. List
Title:	President and CEO	Title:	CFO

Schedule B

Dated September 1, 2018

(Compensation)

JNL Multi-Manager Mid Cap Fund
[Fees Omitted]

JNL/ClearBridge Large Cap Growth Fund
Average Daily Net Assets	Annual Rate[1]
$0 to $100 million	0.300%[2]
$100 million to $250 million	0.275%[2]
$250 million to $500 million	0.250%[2]
Amounts over $500 million	0.225%[2]

_______________________________

1 A fee discount shall apply when the Sub-Adviser and any of its affiliates are providing sub-advisory services to JNAM for at least two separate and distinct funds, excluding the JNL Multi-Manager Alternative Fund (for the portion of Average Daily Net assets managed by Western Asset Management Company). As of September 25, 2017, the Sub-Adviser provides sub-advisory services for the JNL Multi-Manager Mid Cap Fund (for the portion of assets managed by ClearBridge Investment, LLC) and the JNL/ClearBridge Large Cap Growth Fund, each a Fund of JNL Series Trust (together known as the “Sub-Advised Funds”).

2 For the purposes of calculating the sub-advisory fee discounts, the Sub-Adviser applies the following discounts based on the combined assets of the Sub-Advised Funds: 2.5% fee reduction for assets up to and including $2.5 billion, a 5.0% fee reduction for combined assets over $2.5 billion up to and including $5 billion, a 7.5% fee reduction for combined assets over $5 billion up to and including $7.5 billion, and a 10.0% fee reduction for combined assets over $7.5 billion.

B-1